

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 13, 2016

**VIA ELECTRONIC MAIL**

Michael D. Barolsky, Esq.
U.S. Bancorp Fund Services, LLC
615 E. Michigan Street
Milwaukee, WI 53202

Re: ETF Series Solutions and Destra Capital Advisors LLC et al., File No. 812-14316

Dear Mr. Barolsky:

By form APP-WD filed with the Securities and Exchange Commission on January 25, 2016, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. [1] Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Mary Kay Frech

Mary Kay Frech
Branch Chief

cc: W. John McGuire, Esq.

[1] We note that applicants incorrectly filed their notice of withdrawal under form type AW WD, which pertains to the withdrawal of amended registration statements, rather than under form type APP-WD, which formally withdraws an application. Our Dissemination and EDGAR Filer Support office has corrected this error.